Marina District Finance Company, Inc.

One Borgata Way

Atlantic City, New Jersey 08401

April 5, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Marina District Finance Company, Inc. (the “Company”)

Registration Statement on Form S-4

Registration Number 333-173275

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s registration statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s:

•

$400,000,000 aggregate principal amount of the Company’s 9 1/2% senior secured notes due 2015 that will be registered under the Securities Act, referred to as the 2015 exchange notes, for any and all outstanding 9 1/2% senior secured notes due 2015 that the Company issued on August 6, 2010, referred to as the 2015 old notes.

•

$400,000,000 aggregate principal amount of the Company’s 9 7/8% senior secured notes due 2018 that will be registered under the Securities Act, referred to as the 2018 exchange notes, for any and all outstanding 9 7/8% senior secured notes due 2018 that the Company issued on August 6, 2010, referred to as the 2018 old notes.

The 2015 old notes and the 2018 old notes are collectively referred to herein as the “Initial Securities.” The 2015 exchange notes and the 2018 exchange notes are collectively referred to herein as the “Exchange Securities.”

The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced registration statement, which was filed with the Securities and Exchange Commission on April 1, 2011.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Securities to be received in the Exchange Offer, and to the best of the Company’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business

Securities and Exchange Commission

April 5, 2011

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and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing New Securities, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 and 508, as applicable of Regulation S-K.

In addition, as required by the Staff pursuant to the Shearman & Sterling letter, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of such Exchange Securities, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Securities in the Exchange Offer (the “Transmittal Letter”) language to the effect that if such exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The Transmittal Letter will also include a statement to the effect that by acknowledging the foregoing and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning or the Securities Act.

Securities and Exchange Commission

April 5, 2011

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If you have any questions regarding the foregoing please contact Brandon C. Parris at Morrison & Foerster LLP, 425 Market, San Francisco, California, 94105, (415) 268-6617.

Sincerely,

MARINA DISTRICT FINANCE COMPANY, INC.

By:	/s/ Josh Hirsberg
Josh Hirsberg Vice President, Chief Financial Officer and Treasurer